Filed by DHC Acquisition Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: With Purpose, Inc. (d/b/a GloriFi, Inc.)

Commission File No. 001-40130

On August 5, 2022, With Purpose, Inc., a Delaware corporation doing business as GloriFi marketed an advertisement. The advertisement is transcribed below and available on YouTube at https://youtu.be/fd94E3eyWys.

Narrator:

We didn’t start the movement. You did.

100 million of you.

Tired of the corporate elite telling you how to think. Woke companies denigrating this great country.

Tired of big government, fake news, and everything that challenges your freedom.

We don’t think it’s too much to ask to enjoy the benefits of big tech, while being free to celebrate your love of God & Country.

That’s why at GloriFi, we are building the marketplace for the movement - so that you can put your money where your values are.

Preserving America - For our kids. For our grandkids.

One nation under God, GloriFi is pro-family, pro-freedom, pro-capitalism, and unapologetically pro-America. Backing those that stand on the thin blue line, celebrating the first amendment, the 2nd amendment…all the amendments.

And its not a flying car. GloriFi will soon offer credit cards that help you purchase with purpose, banking products, insurance, mortgages and more. Sharing your values while protecting your data.

All within a financial lifestyle app that delivers personalized timely news, weather and financial insights.

Because financial independence is key to freedom—And we’re just getting started.

Welcome to GloriFi, the marketplace for the movement.

About GloriFi

With Purpose, Inc., a Delaware corporation doing business as GloriFi (“GloriFi” or the “Company”) is a pro-freedom, pro-America, pro-capitalism technology company that will soon offer best-in-class financial services such as credit cards, insurance, mortgages, brokerage, and banking products, empowering members to put their money where their values are and preserve the country they believe in. Members will soon be able to download a state-of-the-art financial lifestyle app offering personalized news, weather, market data, and insights to help them navigate their finances and make better financial decisions amidst a challenging economy.

About DHC

DHC Acquisition Corp. (“DHC”) is a special purpose acquisition company incorporated as a Cayman Islands exempted company and led by West Point graduates and retired Army officers each with decades of experience building, scaling, and leading teams in their respective fields. DHC was formed for the purpose of effecting a merger, share purchase or similar business combination with one or more businesses.

Forward-Looking Statements

This press release and video contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release and video, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of GloriFi, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by DHC and its management, and GloriFi and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against GloriFi, DHC, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of DHC or GloriFi, or to satisfy other conditions to closing the business combination; 4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews that adversely affect the business combination; 5) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 6) the ability to meet Nasdaq’s listing standards following the consummation of the business combination or the expected benefits of the business combination; 7) the risk that the business combination disrupts current plans and operations of GloriFi as a result of the announcement and consummation of the business combination; 8) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 9) costs related to the business combination; 10) the ability of the GloriFi or the combine company to successfully execute its business strategy, including launching new product offerings and expanding information and technology capabilities; 11) the amount of redemption requests made by DHC’s shareholders; 12) the ability of DHC or GloriFi to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination; 13) changes in applicable laws or regulations; 14) the possibility that GloriFi or the combined company may be adversely affected by other economic, business and/or competitive factors; 15) GloriFi’s estimates of its financial performance; 16) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of DHC’s securities; 17) the risk that the transaction may not be completed by DHC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DHC; 18) the impact of the coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; and 19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DHC’s Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 and registration statement on Form S-4 to be filed with the SEC, which will include a document that serves as a prospectus and proxy statement of DHC, referred to as a proxy statement/prospectus and other documents filed by DHC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release or video should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither DHC nor GloriFi gives any assurance that either DHC or GloriFi or the combined company will achieve its expected results. Neither DHC nor GloriFi undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Additional Information about the Proposed Business Combination and Where to Find It

This press release relates to a proposed transaction between DHC and GloriFi. DHC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of DHC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all DHC shareholders. DHC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of DHC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by DHC through the website maintained by the SEC at www.sec.gov.

The documents filed by DHC with the SEC also may be obtained free of charge at DHC’s website at https://www.dhcacquisition.partners/ or upon written request to 535 Silicon Drive, Suite 100, Southlake, TX 76092.

Participants in the Solicitation

DHC and GloriFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from DHC’s shareholders in connection with the proposed transactions. DHC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of DHC listed in DHC’s registration statement on Form S-4, which is expected to be filed by DHC with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to DHC’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by DHC with the SEC in connection with the business combination.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Media

For GloriFi and DHC, please contact Stephanie Reynolds at TrailRunner International: Stephanie.Reynolds@TrailRunnerint.com

Investors

For investor inquiries regarding GloriFi, please contact William Izlar: William.Izlar@GloriFi.com